SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

NEXSTAR BROADCASTING GROUP, INC.
___________________________________________________________

(Name of Issuer)

COMMON STOCK
___________________________________________________________
(Title of Class of Securities)

65336K103

(CUSIP Number)

December 31, 2003

___________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[X] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 65336K103	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,362,528
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,362,528
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65336K103	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,362,528
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,362,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65336K103	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BACM I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,362,528
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,362,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 65336K103	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): J. Travis Hain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,362,528
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,362,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,528
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Nexstar Broadcasting Group, Inc. ("Nexstar")

Item 1(b). Address of Issuer's Principal Executive Offices:

909 Lake Carolyn Parkway, Suite 1450

Irving, Texas 75039

Item 2(a). Name of Person Filing:

This statement on Schedule 13G is being filed jointly by (1) Banc of America Capital Investors, L.P. ("BACI"), (2) Banc of America Capital Management, L.P., a Delaware limited partnership ("BA Capital Management"), (3) BACM I GP, LLC, a Delaware limited liability company ("BACM"), and (4) J. Travis Hain ("Mr. Hain"). The persons described in items (1) through (4) are referred to herein as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Item 2(c). Citizenship:

BACI and BA Capital Management are both limited partnerships organized in the State of Delaware.

BACM is a limited liability company organized in the State of Delaware.

Mr. Hain is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Class A Common Stock, no par value

Item 2(e). CUSIP Number:

65336K103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership:

(a) Amount beneficially owned:

The Reporting Persons beneficially own 1,362,528 shares of Class C Common Stock of Nexstar. Each share of Class C Common Stock is presently convertible, at the option of the holder, into one share of Class A Common Stock.

(b) Percent of class:

Each Reporting Person has beneficial ownership of approximately 9.1% of the outstanding shares of Class A Common Stock calculated on an as-converted basis and is based upon 13,589,289 shares of Class A Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

BACI directly holds and has the power to control the voting and disposition of an aggregate of 1,362,528 shares of Class C Common Stock, which are presently convertible into 1,362,528 shares of Class A Common Stock. Based upon 13,589,289 shares of Class A Common Stock outstanding, BACI beneficially owns approximately 9.1% of the outstanding shares of Class A Common Stock.

Capital Management is the general partner of BACI. BACM is the general partner of BA Capital Management. Mr. Hain, an employee of a subsidiary of Bank of America Corporation ("Bank of America"), is the managing member of BACM. As a result of these relationships, each of Capital Management, BACM, and Mr. Hain may be deemed to have shared voting and dispositive power with regard to the 1,362,528 shares of Class C Common Stock held by BACI. Mr. Hain disclaims beneficial ownership of such shares. If Mr. Hain's employment with Bank of America or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BACM. Bank of America has the right to approve any replacement managing member of BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BACI.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2004

BANC OF AMERICA CAPITAL INVESTORS, L.P.

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

Index Exhibit

SCHEDULE 13G

Exhibit Number Exhibit Description

99.1 Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of Seattle Genetics, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated: February 3, 2004

BANC OF AMERICA CAPITAL INVESTORS, L.P.

By: Banc of America Capital Management, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BACM I GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BANC OF AMERICA CAPITAL MANAGEMENT, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain